United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Consolidated Synthetic Map Extraordinary Shareholders’ Meeting of 11/14/2024 Vale S.A. Rio de Janeiro, November 13, 2024 – Pursuant to CVM Resolution No. 81/2021, Vale S.A. (“Vale” or “Company”) makes public, on this date, the consolidated synthetic map of votes cast by shareholders through distance voting ballots (“consolidated synthetic map”), for each item contained in the call notice for the Extraordinary General Meeting of Shareholders (“Meeting”), to be held on November 14, 2024. The consolidated synthetic map presents the votes of 1,597,718,136 shares, representing approximately 37% of the Company's voting capital. Resolution Vote Qtty. Shares 1. Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025. Approve 1,480,163,936 Reject 7,693,853 Abstain¹ 109,860,347 2. Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025. Approve 1,481,447,379 Reject 7,907,244 Abstain¹ 108,363,513 3. Pursuant to articles 224 and 225 of the Brazilian Law No. 6.404/76, to approve the Filing and Justification for the merger of Aços Laminados do Pará S.A. (“ALPA”), Vale's wholly owned subsidiary. Approve 1,592,126,275 Reject - Abstain¹ 5,591,861 4. To ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of ALPA. Approve 1,591,545,910 Reject 250 Abstain¹ 6,171,976 5. Approve the valuation report prepared by Macso. Approve 1,587,298,065 Reject 250 Abstain¹ 10,419,821 6. Approve the merger of ALPA into Vale, without a capital increase and without the issue of new shares. Approve 1,587,665,415 Reject - Abstain¹ 10,052,721 ¹ The item “Abstention” includes blank votes, null votes and abstentions. Vale clarifies that this map does not include the votes of American Depositary Receipts holders, who will be represented at the Meeting by Citibank, as depositary bank. Murilo Muller Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Consolidated Synthetic Map

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 13, 2024		Director of Investor Relations